FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

14 May 2013

NOTICE OF REDEMPTION TO THE HOLDERS OF

HSBC Capital Funding (Dollar 2) L.P.
(established as a limited partnership under the Limited Partnerships (Jersey) Law 1994)
(the "Issuer")

US$1,250,000,000
4.61% Non-cumulative Step-up Perpetual Preferred Securities
(Reg S ISIN: USG463802037 and Rule 144A ISIN: US40429Q2003)
(the "Preferred Securities")

Pursuant to Condition 4.2 of the Terms of the Preferred Securities, Notice is hereby irrevocably given to holders of the Preferred Securities that on 27 June 2013 (the "First Optional Redemption Date"), HSBC (General Partner) Limited, in its capacity as general partner of the Issuer will exercise its option to redeem all of the Preferred Securities outstanding at the stated nominal amount together with interest accrued to the First Optional Redemption Date in accordance with the Terms of the Preferred Securities.

On the First Optional Redemption Date, all of the Preferred Securities issued by the Limited Partnership shall be redeemed in whole for cash at a redemption price equal to the Optional Redemption Price (as such term is defined in the Limited Partnership Agreement relating to the Preferred Securities).

For and on behalf of
HSBC (General Partner) Limited
As General Partner of
HSBC Capital Funding (Dollar 2) L.P.

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501 +44 (0) 7827 356 035	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 14 May 2013